U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              FORM 12b-25

                       NOTIFICATION OF LATE FILING

                              FORM 10-KSB
                  For the year ended December 31, 1998


Part I.  Registrant Information

LONE WOLF ENERGY, INC.
(Full Name of Registrant)

2400 Northwest 30th Street, Suite 624
Oklahoma City, OK  73112
(Address of Principal Executive Offices)

SEC File No.  0-24684     IRS Employer ID No. 73-1550360


Part II.  Rules 12b-25 (b) and (c)

The Registrant makes the following representations with respect to filing this Form 12b-25:

(a) The reason(s) causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

(b)  The subject annual report on Form 10-KSB for the year ended
December 31, 1998, will be filed no later than the fifteenth calendar day following the due date.

(c)  Not Applicable


Part III.  Narrative

The Form 10-KSB for the period ended December 31, 1998 could not be filed within the prescribed time period as the Company was unable to obtain, without unreasonable effort or expense, certain information related to its financial statements and exhibits.



Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Marc Newman
President
405-752-5976

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

[ X  ] Yes                 [     ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[     ] Yes                 [  X  ] No


SIGNATURES

The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999


       LONE WOLF ENERGY, INC.

By:    /s/  Marc Newman
       ----------------------------
       Marc Newman
       President